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VOTING INSTRUCTION FORM

NORTHGATE MINERALS CORPORATION

SEE VOTING INSTRUCTION NO. 2 ON REVERSE	INTERNET VOTE: WWW.PROXYVOTE.COM TELEPHONE VOTE: 1-800-454-8683

MEETING TYPE: SPECIAL MEETING
MEETING DATE: MONDAY, OCTOBER 24, 2011 AT 10:00 A.M. EDT
RECORD DATE: FOR HOLDERS AS OF SEPTEMBER 23, 2011
PROXY DEPOSIT DATE:

666416102

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WE NEED TO RECEIVE YOUR VOTING INSTRUCTIONS AT LEAST ONE BUSINESS DAY BEFORE THE PROXY DEPOSIT DATE.

ITEM(S)	VOTING RECOMMENDATIONS
1 - A RESOLUTION, IN THE FORM ATTACHED AS APPENDIX A TO THE ----------->>> MANAGEMENT INFORMATION CIRCULAR OF THE CORPORATION (THE "CIRCULAR"), APPROVING THE PLAN OF ARRANGEMENT UNDER SECTION 288 OF THE BUSINESS CORPORATIONS ACT (BRITISH COLUMBIA) PROVIDING FOR THE BUSINESS COMBINATION OF THE CORPORATION AND AURICO GOLD INC., AS MORE PARTICULARLY DESCRIBED IN THE ACCOMPANYING CIRCULAR.	FOR 0039900 --->>>
2 - A RESOLUTION, AS MORE PARTICULARLY DESCRIBED IN THE ACCOMPANYING -->>> CIRCULAR, CONCERNING AMENDMENTS TO THE CORPORATION'S 2007 SHARE OPTION PLAN.	FOR 0022402 --->>>

NOTE THIS FORM CONFERS DISCRETIONARY AUTHORITY TO VOTE ON SUCH OTHER BUSINESS AS MAY PROPERLY COME BEFORE THE MEETING OR ANY ADJOURNMENT THEREOF.

NOTE THIS VOTING INSTRUCTION FORM SHOULD BE READ IN CONJUNCTION WITH THE ACCOMPANYING INFORMATION CIRCULAR.

TELEPHONE VOTE AT 1-800-454-8683
INTERNET VOTE AT WWW.PROXYVOTE.COM

FOLD AND DETACH HERE

NORTHGATE MINERALS CORPORATION
SPECIAL MEETING TO BE HELD 10/24/11 AT 10:00 A.M. EDT FOR HOLDERS AS OF 09/23/11

THIS SPACE INTENTIONALLY LEFT BLANK.

666416102

S84969

ITEM(S) (FILL IN ONLY ONE BOX " ▭ " PER ITEM IN BLUE OR BLACK INK)

ITEM	FOR	AGAINST
1	☐	☐
2	☐	☐

A/C *** ISSUER COPY ***

FILL IN THE BOX " ▭ " TO THE RIGHT IF YOU PLAN TO ATTEND AND VOTE YOUR SHARES AT THE MEETING ➔ ☐

Broadridge™

51 MERCEDES WAY
EDGEWOOD NY 11717

**

NORTHGATE MINERALS CORPORATION
1601-110 YONGE STREET
TORONTO, ON M5C 1T4
CANADA

FOLD AND DETACH HERE

* ISSUER CONFIRMATION COPY - INFO ONLY *

SIGNATURE(S) DATE

FOLD IN HALF - DO NOT DETACH

VOTING INSTRUCTION FORM
NORTHGATE MINERALS CORPORATION

SEE VOTING INSTRUCTIONS ON REVERSE WE NEED TO RECEIVE YOUR VOTING INSTRUCTIONS AT LEAST ONE BUSINESS DAY BEFORE THE PROXY DEPOSIT DATE.	INTERNET VOTE: *WWW.PROXYVOTE.COM* TELEPHONE VOTE: *1-800-474-7493*

MEETING TYPE: SPECIAL MEETING
MEETING DATE: MONDAY, OCTOBER 24, 2011 AT 10:00 A.M. EDT
RECORD DATE: FOR HOLDERS AS OF SEPTEMBER 23, 2011
PROXY DEPOSIT DATE: ,
ACCOUNT NUMBER:
CUSIP: 666416102 **CUID:** S84970 E **CONTROL NO. :**

APPOINTEE(S) **TERRENCE A. LYONS, RICHARD J. HALL**
IF YOU WISH TO ATTEND THE MEETING OR DESIGNATE ANOTHER PERSON TO ATTEND, VOTE AND ACT ON YOUR BEHALF AT THE MEETING, OR ANY ADJOURNMENT THEREOF, OTHER THAN THE PERSON(S) SPECIFIED ABOVE, PRINT YOUR NAME OR THE NAME OF THE PERSON ATTENDING THE MEETING ON THE APPOINTEE LINE BELOW.

____
PLEASE PRINT APPOINTEE NAME

ITEM(S) **VOTING RECOMMENDATIONS**

1 *- A RESOLUTION, IN THE FORM ATTACHED AS APPENDIX A TO THE MANAGEMENT INFORMATION CIRCULAR OF THE CORPORATION (THE "CIRCULAR"), APPROVING THE PLAN OF ARRANGEMENT UNDER SECTION 288 OF THE BUSINESS CORPORATIONS ACT (BRITISH COLUMBIA) PROVIDING FOR THE BUSINESS COMBINATION OF THE CORPORATION AND AURICO GOLD INC., AS MORE PARTICULARLY DESCRIBED IN THE ACCOMPANYING CIRCULAR. ------------>>> FOR 0039900 --->>>

2 *- A RESOLUTION, AS MORE PARTICULARLY DESCRIBED IN THE ACCOMPANYING CIRCULAR, CONCERNING AMENDMENTS TO THE CORPORATION'S 2007 SHARE OPTION PLAN. -->>> FOR 0022402 --->>>

NOTE THIS FORM CONFERS DISCRETIONARY AUTHORITY TO VOTE ON SUCH OTHER BUSINESS AS MAY PROPERLY COME BEFORE THE MEETING OR ANY ADJOURNMENT THEREOF.
NOTE THIS VOTING INSTRUCTION FORM SHOULD BE READ IN CONJUNCTION WITH THE ACCOMPANYING INFORMATION CIRCULAR.

TELEPHONE VOTE AT 1-800-474-7493 OR INTERNET VOTE AT WWW.PROXYVOTE.COM

FOLD IN HALF - DO NOT DETACH

THIS SPACE INTENTIONALLY LEFT BLANK.

ITEM(S) **(FILL IN ONLY ONE BOX " ▭ " PER ITEM IN BLUE OR BLACK INK)** 0000

2 ITEM(S)
SHARE(S)

	FOR	AGAINST
1	☐	☐
2	☐	☐

CONTROL NO. : →

Broadridge™

5970 CHEDWORTH WAY
MISSISSAUGA, ON L5R 4G5

S84970 E
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1 OF 1

NORTHGATE MINERALS CORPORATION
1601-110 YONGE STREET
TORONTO, ON M5C 1T4
CANADA

*** ISSUER CONFIRMATION COPY - INFO ONLY ***
THIS FORM IS PROVIDED FOR INFORMATIONAL PURPOSES ONLY
PLEASE DO NOT USE IT FOR VOTING PURPOSES.
SIGNATURE(S) DATE (DD/MM/YY)
* INVALID IF NOT SIGNED *

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